SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ISOTIS S.A.
(Exact name of registrant as specified in its charter)

18-20 Avenue de Sévelin,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

                    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [x]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES
EXHIBIT INDEX

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 18, 2003
IsoTis S.A.

By	/s/ Pieter Wolters

Name: Pieter Wolters
Title: Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis Announces 3rd Quarter Results 2003, dated November 18, 2003

3

IsoTis Announces 3rd Quarter Results 2003

LAUSANNE, Switzerland, November 18, 2003 — Orthobiologics company IsoTis S.A. (SWX/Euronext: ISON; TSX: ISO) today reported its results for the third quarter ended September 30, 2003.

Important notice to reader:
This press release and the attached statement of operations, balance sheet, and cash flow statement contain the third quarter results for IsoTis, before it completed the merger with GenSci OrthoBiologics on October 27, 2003. For future ease of reference, please find attached the unaudited condensed financial report that consolidates the pre-merger IsoTis/GenSci statement of operations and balance sheet, which management believes more accurately reflects IsoTis’ post-merger financial position.

Highlights Q3
Operational
•	IsoTis and GenSci sign cross distribution agreements (August 12)
•	IsoTis licenses major skin product Allox to US market leader HealthPoint Ltd. (August 18)
•	VPs Sales & Marketing appointed for both North America and Europe (September 15 and 22)

Financial (IsoTis, prior to merger with GenSci)
•	Product sales € 782,487, total revenues € 862,327
•	Net loss € 5.1 million
•	Cash of € 63.7 million on September 30, 2003

Recent events
•	Establishment of world class orthobiologics research group with Twente University (October 21)
•	IsoTis / GenSci merger complete, creating a company with combined sales of US$23 million in 2002, and more than US$17 million for the nine months ended 30 September, 2003 (October 27)
•	IsoTis shares begin trading on Toronto Stock Exchange (November 12)

Course of events Q3
The cross distribution agreement and the subsequent merger with GenSci, and the IsoTis streamlining initiatives of January 2003 and September 2003 brought an important shift in the product mix, increasing the company’s focus on medical devices for bone and cartilage replacement. IsoTis announced its aim to become a leading orthobiologics company with global presence, and that as a consequence it would actively seek opportunities to license its wound management out to a large industry player. The licensing agreement for Allox™ with HealthPoint Ltd., a US market leader in wound management, fulfilled an important part of this goal.

Seminal events of the third quarter were the consecutive steps to execute the now completed merger of IsoTis with GenSci OrthoBiologics. The merger was closed on October 27, and since November 12, in addition to trading in Europe (on SWX and Euronext), IsoTis shares can also be traded on the Toronto Stock Exchange.

As of October 2003, post-merger IsoTis has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 9 others in development, combined product sales of US$23 million in 2002, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, material sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and natural growth factors. Orthobiologics is the fastest growing segment of the US$16 billion orthopedics market.

Financial Results (IsoTis, prior to merger with GenSci)
As announced on September 30 in connection with the Q2 financials, IsoTis has adopted US GAAP as its reporting standard, having previously used International Financial Reporting Standards (IFRS, formerly IAS).

The comparison of the three and nine months ended September 30, 2003 with the same periods of the prior year is influenced by the consolidation of pre-merger Modex Thérapeutiques S.A. since December 3, 2002. The 2003 Q3 financials include Modex, while the 2002 Q3 numbers do not.

Revenues for the quarter ended September 30, 2003 increased by 13% to €862,000, from €766,000 for the same quarter in 2002. The increase in revenues is the net result of a 103% growth of product sales to € 782,000 from €385,000, which was offset by a decrease in government grants to €78,000 from €377,000. For the nine months ended September 30, 2003, revenues were €2,089,000 compared to €2,561,000 for the same period in 2002. While product sales grew to €1,783,000 from €1,205,000, an increase of 48%, this could not fully absorb a decrease of government grants to €287,000 from €1,177,000 and a decrease in royalty revenues to €nil from €159,000. The most important increase in product sales is generated through the company’s new synthetic bone graft substitute OsSatura™. The decrease of government grants is the result of the expiration of certain grants at the end of 2002.

The net loss for the quarter ended September 30, 2003 decreased to €5,080,000 from a net loss for the quarter ended September 30, 2002 of €5,433,000. The decrease for the quarter is primarily due to reduced operating expenses and increased total revenues. The net loss for the nine months ended September 30, 2003 increased to €15,060,000 compared with a net loss for the nine months ended September 30, 2002 of €12,133,000. The increase for the nine months is primarily due to increased operating expenses, mainly as a result of consolidation of pre-merger Modex Thérapeutiques SA.

At September 30, 2003, the Company had a cash and cash equivalents balance of €63,745,000 compared to a cash balance of €81,349,000 as of December 31, 2002.

Outlook
As previously stated, management expects that full-year 2003 sales of IsoTis OrthoBiologics will slightly exceed 2002 combined sales of US$23 million. Management expects IsoTis OrthoBiologics to become cash-flow break-even and profitable during 2005.

For information contact:
Hans Herklots	Louis G. Plourde
Media & investor relations	Investor/shareholder relations
Tel: +31(0)30 229 5271	Tel:	+ (800) 561-2955 (North America)
Fax: +31(0)30 228 0255		+ (514) 277-5984
E-mail: investor.relations@isotis.com	E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ’will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

IsoTis S.A.

Consolidated Statements of Operations

(Amounts in €, except share data)

	Nine months ended September 30,		Three months ended September 30,

	2003	2002	2003	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product sales	€1,782,885	€1,204,883	€782,487	€384,699
Government grants	286,512	1,177,418	77,794	376,740
Royalties	—	158,823	—	—
Research and development contracts	20,000	19,991	2,046	4,991

Total revenues	2,089,397	2,561,115	862,327	766,430
Costs and expenses
Costs of sales	745,531	409,652	264,517	108,086
Research and development	9,530,931	8,142,678	3,116,291	3,515,759
Marketing and selling	3,054,158	2,592,029	1,000,409	1,054,708
General and administrative	4,742,493	4,949,238	2,059,440	1,951,602

Total operating expenses	18,073,113	16,093,597	6,440,657	6,630,155

Loss from continuing operations	(15,983,716)	(13,532,482)	(5,578,330)	(5,863,725)
Interest income	1,170,644	1,410,798	526,788	426,855
Interest expense	(150,793)	(49,886)	(56,769)	(34,459)

Net loss from continuing operations before taxes and minority interest	(14,963,865)	(12,171,570)	(5,108,311)	(5,471,329)
Provision for income taxes	—	—	—	—
Minority interest	158,019	38,709	28,525	38,709

Net loss from continuing operations	(14,805,846)	(12,132,861)	(5,079,786)	(5,432,620)
Discontinued operations
Net loss from operations	(428,928)	—	0	—
Net gain on disposal	174,300	—	0	—

Net loss from discontinued operations	(254,628)	—	0	—
Net loss before extraordinary item	(15,060,474)	(12,132,861)	(5,079,786)	(5,432,620)
		—

Net loss	€(15,060,474)	€(12,132,861)	€(5,079,786)	€(5,432,620)

Basic and diluted net loss per share
Before discontinued operations	€(0.35)	€(0.44)	€(0.12)	€(0.20)
Discontinued operations	(0.01)	0.00	0.00	0.00

Net loss per share	€(0.36)	€(0.44)	€(0.12)	€(0.20)

Weighted average ordinary shares outstanding	41,414,615	27,704,268	41,588,457	27,755,721

IsoTis S.A.
Condensed Consolidated Statement of Cash Flows
(Amounts in €)

	Nine months ended September 30,

	2003	2002

Net cash flows used in operating activities	(13,558,778)	(9,797,929)
Net cash flows used in investing activities	(2,379,362)	(1,549,559)
Net cash flows provided by financing activities	984,867	(51,156)
Cash flows used in discontinued operations	(1,668,016)	—
Net effect of exchange rate changes on cash and cash equivalents	(982,595)	—

Net decrease in cash and cash equivalents	(17,603,884)	(11,398,644)
Cash and cash equivalents at the beginning of the period	81,348,581	67,698,205

Cash and cash equivalents at the end of the period	63,744,697	56,299,561

IsoTis S.A.

Consolidated Balance Sheet

(Amounts in €, except share data)

	September 30,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	€63,744,697	€81,348,581
Trade receivables, net	1,127,404	493,081
Inventories	328,392	295,206
Unbilled receivables	647,640	999,949
Value added tax receivable	389,592	1,018,848
Prepaid expenses and other current assets	2,593,501	571,450
Employee loans	—	200,694

Total current assets	68,831,226	84,927,809
Non-current assets:
Property, plant and equipment, net	4,357,168	6,144,527
Deferred business combination transaction costs	2,078,596	—
Intangible assets, net	612,379	1,534,985

Total non-current assets	7,048,143	7,679,512
Total assets	€75,879,369	€92,607,321

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	€2,445,518	€3,942,946
Accrued liabilities	2,484,876	4,006,950
Deferred revenue	210,036	323,749
Current portion of capital lease obligations	625,672	696,945
Current portion of interest-bearing loans and borrowings	3,703,927	2,846,574

Total current liabilities	9,470,029	11,817,164
Non-current liabilities:
Capital lease obligations	451,506	421,792
Interest-bearing loans and borrowings	65,133	73,573

Total non-current liabilities	516,639	495,365
Minority interest	1,182,313	1,210,838
Shareholders’ equity:
Ordinary shares	28,033,321	28,033,321
Additional paid in capital	93,508,050	93,508,050
Accumulated other comprehensive income	1,099,450	412,542
Retained deficit	(57,930,433)	(42,869,959)

Total Shareholders’ equity	64,710,388	79,083,954

Total liabilities and shareholders’ equity	€75,879,369	€92,607,321

IsoTis S.A.

Unaudited Condensed Consolidated Pre-Merger Statement of Operations
Nine-months ended September 30, 2003
(Unaudited)
(Amounts in thousands except shares)

	IsoTis	GenSci OrthoBiologics	Pro Forma Adjustments	Combined	Combined

	(Euro)	(Euro)	(Euro)	(Euro)	(US $)
Revenues
Product sales	€1,783	€14,373	€—	€16,156	$17,982
Grants and other	307	—	—	307	341

	2,089	14,373	—	16,462	18,322
Costs and expenses
Costs of sales	746	5,236	—	5,981	6,657
Reserve for litigation verdict	—	(8,512)	—	(8,512)	(9,476)
Research and development	9,531	1,550	1,506	12,586	13,998
Marketing, General and Administrative	7,797	7,573	718	16,088	17,898
Amortization	—	256	(256)	—	—
Reorganization costs	—	248	—	248	276

Total operating expenses	18,073	6,351	1,968	26,391	29,353

Loss from continuing operations	(15,984)	8,022	(1,968)	(9,929)	(11,031)

Interest income	1,171	10	—	1,181	1,313
Interest expense	(151)	(5)	—	(156)	(173)
Net loss before taxes, minority interest	(14,964)	8,027	(1,968)	(8,904)	(9,891)
Provision for income taxes	—	—	—	—	—
Minority interest	158	—	—	158	176

Net loss from continuing operations	(14,806)	8,027	(1,968)	(8,746)	(9,716)
Net loss from discontinued operations, net	(255)	—	—	(255)	(283)

Net loss	€(15,060)	€8,027	€(1,968)	€(9,001)	$(9,999)

Isotis S.A.

Unaudited Pre-Merger Condensed Consolidated Statement of Financial Position
September 30, 2003
(Unaudited)
(Amounts in thousands)

		GenSci	Pro Forma
	IsoTis	OrthoBiologics	Adjustments	Combined	Combined

	(Euro)	(Euro)	(Euro)	(Euro)	(US $)

Assets
Current assets:
Cash and cash equivalents	€63,745	€639	€(6,025)	€58,359	€68,000
Trade receivables, net	1,127	1,723	—	2,851	3,322
Processing costs and inventories	328	5,163	2,703	8,194	9,548
Prepaid expenses and other current assets	3,631	409	—	4,040	4,707

Total current assets	68,831	7,934	(3,322)	73,444	85,576
Non-current assets:
Restricted cash	—	488	—	488	568
Other non-current assets	2,079	—	—	2,079	2,422
Property, plant and equipment, net	4,357	674	—	5,031	5,862
Goodwill	—	—	14,328	14,328	16,695
Intangible assets, net	612	—	20,231	20,844	24,287

Total non-current assets	7,048	1,161	34,559	42,769	49,834

Total assets	€75,879	€9,096	€31,237	€116,212	$135,411

Liabilities and shareholders’ equity
Current liabilities:
Trade payables and other current liabilities	€4,930	€3,154	€—	€8,085	$9,420
Deferred revenue	210	—	—	210	245
Current portion of capital lease obligations	626	6	—	631	736
Current portion of interest-bearing loans and borrowings	3,704	—	—	3,704	4,316
Amount due to IsoTis S.A.	—	25,727	(25,727)	—	—
Current liabilities subject to compromise	—	4,079	—	4,079	4,753

Total current liabilities	9,470	32,967	(25,727)	16,709	19,470
Non-current liabilities:
Capital lease obligations	452	—	—	452	526
Interest-bearing loans and borrowings	65	5,021	—	5,086	5,927

Total non-current liabilities	517	5,021	—	5,538	6,453
Minority interest	1,182	—	—	1,182	1,378
Shareholders’ equity (deficit)	64,710	(28,892)	56,965	92,783	108,111

Total liabilities and shareholders’ equity	€75,879	€9,096	€31,237	€116,212	$135,411